Mary Beth M. Clary
mbclary@porterwright.com
Also admitted in: Ohio
Porter Wright
Morris & Arthur LLP
9132 Strada Place
Third Floor
Naples, Florida 34108-2683
Direct: 239-593-2959
Fax: 239-593-2990
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www.porterwright.com
CINCINNATI
CLEVELAND
COLUMBUS
DAYTON
NAPLES
WASHINGTON, DC
May 14, 2010
VIA EDGAR
Michael Clampitt, Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Huntington Bancshares Incorporated File No. 001-34073 Form 10-K for the fiscal year ended December 31, 2009, Filed February 18, 2010 Schedule 14A, filed February 26, 2010
Dear Mr. Clampitt
I represent, and am responding on behalf of, Huntington Bancshares Incorporated in connection with your letter, dated April 12, 2010, regarding the comments of the Staff of the Securities and Exchange Commission to Huntington’s Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on February 18, 2010, and Schedule 14A relating to its 2010 Annual Meeting of Shareholders, filed with the SEC on February 26, 2010.
We previously indicated to you that we would be in a position to respond to your comment letter by May 14, 2010. This correspondence is to confirm my prior conversation with Jonathan Gottlieb on May 13, 2010, that we will respond to the comments in your letter one week later, on or before May 21, 2010.
If you have any questions or need additional information, please feel free to contact me at (239) 593-2959.
Sincerely,
/s/ Mary Beth M. Clary
Mary Beth M. Clary

Cc:	Jonathan E. Gottlieb William J. Schroeder David S. Irving